Mail Stop 6010


             August 9, 2005

VIA U.S. MAIL AND FACSIMILE (510) 661-5166

Robert Nikl
Chief Financial Officer
Asyst Technologies, Inc.
48761 Kato Road
Fremont, California  94538


      Re:	Asyst Technologies, Inc.
		Form 10-K for the year ended March 31, 2005
      Filed June 29, 2005
		File No. 000-22430

Dear Mr. Nikl:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended March 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Results of Operations, page 20

Net Sales, page 21
1. We note that your consolidated net sales increased over 100% from
$301,642 for fiscal year 2004 to $612,987 for fiscal year 2005.
Your
MD&A should provide substantive and detailed disclosures about the underlying reasons for the significant increase in revenues, including a discussion of volume and price variances. In general, MD&A should both identify factors responsible for changes in financial statement items and describe why those factors arose or occurred. The general guidance should be applied throughout MD&A for all future periods.

Consolidated Financial Statements

Consolidated Balance Sheet, page 47
2. We see that you defer gross margin on your balance sheet for sales
in which customer acceptance has not occurred or if certain
elements
of the revenue arrangements (e.g. installation) have not been delivered. Please tell us more about the components of deferred gross margin and the type of transactions that result in the deferral
of gross margin.   Additionally, please clarify why you should
relieve inventory and record a receivable for these transactions when the criteria for revenue recognition have not been met.

Note 2.  Significant Fourth Quarter Adjustments, page 51
3. We note that you identified errors during the fourth fiscal quarter ended March 31, 2005 that resulted in an overstatement of net loss during the first three quarters of fiscal year 2005. Demonstrate to us that these errors were not material to the Forms 10-Q previously filed and tell us why you should not amend your Forms
10-Q to correct these errors. Also tell us why the quarterly data on page 46 should not be restated to reflect the adjustments in the appropriate periods.


Note 4.  Significant Accounting Policies, page 52

Revenue Recognition, page 56
4. Regarding multi-element transactions that are accounted for under
EITF 00-21, please disclose how you allocate consideration to the separate units of accounting.

Note 5.  Balance Sheet Components, page 60

Accounts Receivable, net of allowance for doubtful accounts, page
61
5. Regarding your unbilled receivables, in future filings please make general disclosures about the prerequisites for billing and the amounts that are expected to be collected after one year, if any. Refer to Rule 5-02(3)(c) of Regulation S-X.

Note 13.  Common Stock, page 74
6. We see that during the fourth quarter of fiscal year 2005, you accelerated the vesting of certain stock options. Tell us and disclose in future filings whether you recognized any compensation expense in your income statement as a result of the accelerations. Refer to Question 10 of FIN 44.

Note 15.  Reportable Segments, page 79
7. In future filings, please disclose the total assets for each reportable segment. Please also tell us how you considered the disclosures required by paragraphs 27 and 28 of SFAS 131. To the extent applicable, please revise future filings to provide the relevant disclosures for each reportable segment.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Nikl
Asyst Technologies, Inc.
August 9, 2005
Page 2